Exhibit 12.1

Statement Setting Forth Computation Showing the Ratio
of Earnings to Combined Fixed Charges and Preferred Dividends

	Three Months Ended
	2007	2006	2006	2005	2004	2003	2002
Earnings
Income from Continuing Operations	$7,149	$6,470	$25,032	$23,496	$21,969	$18,771	$13,205
Add: Interest	1,955	2,129	8,287	8,502	8,113	8,094	5,584
TOTAL EARNINGS	9,104	$8,599	$33,319	$31,998	$30,082	$26,865	$18,789
Fixed Charges
Interest Expense	$1,955	$2,129	$8,287	$8,502	$8,113	$8,094	$5,584
Preferred Stock Dividends	2,336	2,336	9,342	7,009	4,749	2,794	1,498
TOTAL FIXED CHARGES	$4,291	$4,465	$17,629	$15,511	$12,862	$10,888	$7,082
Ratio of Earnings to Fixed Charges	4.66	4.03	4.02	3.76	3.71	3.32	3.36
Ratio of Earnings to Combined Fixed Charges and Preferred Dividends	2.12	1.93	1.89	2.06	2.34	2.47	2.65